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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q
              [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  JUNE 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                         EasyLink Services Corporation
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Full Name of Registrant


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Former Name if Applicable

                             33 Knightsbridge Road
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Address of Principal Executive Office (Street and Number)

                             Piscataway, N.J. 08854
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a)     The reasons described in reasonable detail in Part III of this
       |         form could not be eliminated without unreasonable effort or
       |         expense.
       |
       | (b)     The subject annual report, semi-annual report, transition
       |         report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form
  /X/  |         N-CSR, or portion thereof, will be filed on or before the
       |         fifteenth calendar day following the prescribed due date; or
       |         the subject quarterly report or transition report on Form 10-Q
       |         or subjectdistribution report on Form 10-D, or portion thereof,
       |         will befiled on or before the fifth calendar day following the
       |         prescribed due date; and
       |
       | (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

Easylink Services Corporation (the "Company") is unable to file the Form 10-Q by the prescribed filing date without incurring unreasonable effort and additional expense because the timing of its recent engagement of Grant Thornton LLP as its new independent public accounting firm after the unexpected resignation of its previous Big Four registered public accounting firm did not allow enough time for the new accounting firm to complete its review of the Company's second quarter financial statements.

The Company does not expect any significant changes to its second quarter financial results as a result of the delay from those previously announced.

The Company intends to file the Form 10-Q quarterly report no later than 15 calendar days following the prescribed date according to the applicable SEC rules.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Ambrosia, Esq.             (732)                 652-3789
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   (Name)                     (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | | Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          Easylink Services Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 16, 2005                        By: /s/ Michael Doyle
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                                                   Michael Doyle
                                                   Vice President,
                                                   Chief Financial Officer